EXHIBIT 12

FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(amounts in thousands)

	2011	2010	2009	2008	2007
(Loss) income from continuing operations before income taxes	$(2,132)	$(9,006)	$5,324	$2,925	$(4,916)
Add (deduct):
Fixed charges	51,907	34,489	32,675	36,754	36,963
Capitalized interest	(1,882)	(811)	(359)	(1,586)	(1,312)
Equity in (losses) earnings of affiliates	(20)	124	95	—	—
Distributions from investments in affiliates	243	623	107	—	—
Dividends on preferred shares	(8,467)	—	—	—	—

Adjusted earnings	$39,649	$25,419	$37,842	$38,093	$30,735

Fixed charges:
Interest expense	$41,367	$33,397	$32,035	$34,884	$35,369
Rent expense representative of interest factor	191	281	281	284	282
Capitalized interest	1,882	811	359	1,586	1,312
Dividends on preferred shares	8,467	—	—	—	—

Total fixed charges and preferred stock dividends	$51,907	$34,489	$32,675	$36,754	$36,963

Ratio of earnings to fixed charges and preferred stock dividends	—	—	1.16	1.04	—
Deficiency of earnings to fixed charges and preferred stock dividends	$(12,258)	$(9,070)	$—	$—	$(6,228)